SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 19, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated April 19, 2004, regarding Sony Ericsson 1st quarter report 2004.

Press Release April 19, 2004

Ericsson Press Releases

Sony Ericsson reports a strong increase in shipments and record profits for the first quarter of 2004

Tokyo and Stockholm, April 19 — Sony and Ericsson today announced the consolidated financial summary for the first quarter ended March 31, 2004 of Sony Ericsson Mobile Communications AB (Sony Ericsson), the 50:50 joint venture of Sony and Ericsson.

Units shipped in the quarter reached 8.8 million, a 63% increase compared to the same period last year. Sales for the quarter were Euro 1,338 million, representing a year-on-year increase of 66%. Income before taxes was Euro 97 million and net income was Euro 82 million, which represent year-on-year improvements of Euro 210 million and Euro 186 million respectively. While the year on year growth in shipments and sales reflects solid performance improvements across business units and regions, income before taxes was exceptionally strong due to favourable market conditions. In addition, the restructuring measures that were taken in 2003 are now fully contributing to the bottom line.

In an overall strong mobile phone market, shipments from Sony Ericsson reached an all time high as its product offering in the mid- and entry level segments continued to gain momentum. Market share is estimated to have increased during the quarter thanks to strong demand and increased operational efficiencies. Sony Ericsson has increased its estimate for the global market for 2004 from approximately 520 million units to over 550 million units.

“A third consecutive quarter of profits and good growth in sales demonstrates that our strategy is paying off. Our focus on GSM, UMTS and Japanese standards has proven successful, and our direction to emphasize imaging, multimedia, entertainment and industrial design is well reflected in our latest product offerings. We will continue to strengthen our innovative and attractive brand, ensuring our products appeal to customers across all market segments and regions”, said Katsumi Ihara, President of Sony Ericsson.

During the first quarter Sony Ericsson announced new partnerships as well as exciting products such as the S700, the company’s first mega pixel GSM camera phone, and the Z500, its first Push-to-Talk capable product for the American EDGE-networks. In addition, Sony Ericsson announced the K700 imaging phone and a range of innovative Bluetooth accessories which will start shipping during Q2.

	Q1 2003	Q4 2003	Q1 2004
Number of units shipped (million)	5.4	8.0	8.8
Sales (EURO m.)	806	1437	1338
Income before taxes (EURO m.)	-113	46	97
Net income (EURO m.)	-104	43	82

Sony Ericsson Mobile Communications AB offers mobile communications products for people who appreciate the possibilities of powerful technology. Established in 2001 by Telefonaktiebolaget LM Ericsson and Sony Corporation, the joint venture continues to build on the success of its two innovative parent companies. Sony Ericsson creates value for its operator customers by bringing new ways of using multimedia communications while mobile. The company’s global headquarters are based in London, and it has approximately 4,000 employees across the globe working on research, development, design, sales, marketing, distribution and support. For further information, please visit: www.SonyEricsson.com

CONTACTS:

Investors/Analysts

Ericsson Investor Relations

Gary Pinkham, Vice President +46 8 719 0000

Sony Investor Relations

Yukio Ozawa, Vice President (Tokyo) +81 3 5448 2180

Chris Hohman, Senior Manager (London) +44 20 7444 9711

Press/Media

Ericsson External Relations

Pia Gideon, Vice President +46 8 719 2864

Sony Corporate Communications

Hiroko Saito or Keita Sanekata, (Tokyo) +81 3 5448 2200

Georges Gerard, General Manager (London) +44 207 444 9722

Sony Ericsson Corporate Communications

Aldo Liguori, Corporate Vice President (London) +44 208 762 5860

Peter Bodor, Manager, (London) +44 208 762 5863

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 19, 2004